LEONARD W. BURNINGHAM

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah  84101

Telephone: 801-363-7411

Email: lwb@burninglaw.com

December 19, 2012

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Pamela Long, Assistant Director

Re:

Geo Point Resources, Inc. (the “Registrant”)

Registration Statement on Form S-1

Filed October 24, 2012

File No. 333-184578

Dear Ms. Long:

The Registrant has received your comment letter dated December 18, 2012, and on its behalf, duly authorized, the following information and responses are provided:

Risk Factors, page 8:

Registrant’s Accounting and Management Systems and Resources May be Inadequate and Geo Point Nevada’s success will depend on its ability to retain key employees…, page 19

William C. Lachmar is essential to the continuation of our current business operations, page 13:

1.

It appears that in response to comment 11 in our letter dated November 16, 2012, you combined two unrelated risk factors, rather than the risk factors identified in our prior comment relating to your dependability on Mr. Lachmar’s continued engagement with the company.  Please revise your disclosure to consolidate all risks relating to your dependence on Mr. Lachmar as a key employee under one risk factor.

Response:

The Registrant has combined the headings and paragraphs of the correct Risk Factors; see page 13.

December 19, 2012

The Spin-Off, page 15:

Pro Rata, on a One for One Basis, page 15:

2.

We note your response and revised disclosure in response to comment 12 in our letter dated November 16, 2012.  Further revise your disclosure to include in the filing portions of your response addressing how you utilize the Book-Entry system for stockholders entitled to the dividend, as well as the process undertaken to enable the dividend distribution to these stockholders.

Response:

The Registrant has added the following additional language at the end of this paragraph:  “This means that any stockholder who sells shares prior to the ex-dividend date will not be entitled to receive the dividend; and that the purchaser of shares prior to the ex-dividend date will be entitled to the dividend on the spin-off payment date.  We are utilizing a Book-Entry System for stockholders entitled to the dividend, and will work about these arrangements with DTC prior to the spin-off payment date.  It is anticipated that there will be some time between the record date and the spin-off payment date because the spin-off payment date will be the date on which Geo Point Nevada’s shares of common stock to be received in the spin-off have been granted quotations on the OTCBB or the OTC Markets, Inc. “Pink Sheets.”  This process usually takes six to eight weeks. See page 15.

Executive Compensation, page 31:

Summary Compensation Table, page 31:

3.

We note your revised disclosure in response to comment 24 in our letter dated November 16, 2012.  Please note that the “Total Earnings” column should also include the amounts you now disclose under “All Other Compensation.”  Please revise your disclosure according.

Response:

The Registrant has made these changes in each of the respective columns; see page 32.

Signatures:

4.

With respect to the executive officer who is signing the registration statement in the capacity of the chief financial officer and chief accounting officer or controller, please ensure to indicate each such capacity next to the executive’s name in the signature block.  Refer to instruction 2 to Signatures in Form S-1.

Response:

The Registrant has made these corrections.

December 19, 2012

Accelerated Effective Date:

If these revisions are acceptable, I respectively request an accelerated effective date of December 31, 2012, at the opening of business on that date.

Please contact me if you have any further questions or comments.

Sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Geo Point Resources, Inc.

Utah Division of Securities

Attn:  Benjamin N. Johnson

Division of Corporate Finance